

Mail Stop 3561

April 5, 2018

<u>Via E-mail</u>
Diego Roca
Chief Financial Officer
Dominion Minerals Corp.
3171 US Highway 9 North, Suite 324
Old Bridge, NJ 08857

> **Re:** **Dominion Minerals Corp.**
> **Amendment No. 4 to Registration Statement on Form 10-12G**
> **Filed March 19, 2018**
> **File No. 000-52696**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **File No. 000-52696**

Dear Mr. Roca:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 23, 2018 letter.

General

1. We note your response to comment 1 and that you expect to file your Form 10-Q for the quarter ended September 30, 2017 by April 10, 2018. Please file your Form 10-Q for the quarter ended on September 30, 2017. Additionally, please file your Form 10-K for the fiscal year ended December 31, 2017.

Form 10-K for Fiscal Year Ended December 31, 2016

2. We note your response to comment 2 and that you expect to amend your Form 10-K for the fiscal year ended December 31, 2016 by April 6, 2018. Please revise your Form 10-K

as required for comments 1,3,5,6 and 9 issued on November 15, 2016. Additionally, please revise for comments 2, 3 and 4 issued on November 14, 2017.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jonathan Burr at (202) 551-5833 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel, and Mining